UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number: 0-29350

VASOGEN INC.

(Translation of registrant’s name into English)

4 ROBERT SPECK PARKWAY, 15TH FLOOR
MISSISSAUGA, ONTARIO L4Z 1S1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .

Exhibit	Title

99.1

Notice of Special Meetings and Joint Management Information Circular with respect to the proposed arrangement involving Vasogen Inc., 7231971 Canada Inc., 7232004 Canada Inc., Cervus LP and Cervus GP Ltd. and the proposed arrangement and merger of Vasogen Inc., 7231971 Canada Inc. and 7232004 Canada Inc. and IntelliPharmaCeutics Ltd., IntelliPharmaCeutics Corp., 7237081 Canada Inc. and 20090831 Delaware Inc. to form IntelliPharmaCeutics International Inc., dated September 16, 2009, as filed with CSA on September 28, 2009

99.2	Notice of Special Meeting to shareholders of Vasogen Inc., dated September 16, 2009, as filed with CSA on September 28, 2009

99.3	Form of Letter of Transmittal with respect to Common Shares of Vasogen Inc., as filed with CSA on September 28, 2009

99.4	Form of Vasogen Inc Proxy, as filed with CSA on September 28, 2009

99.5	Voting Agreement, dated August 14, 2009 and related amendment, between Patrick Yat, IntelliPharmaCeutics Ltd. and Vasogen Inc., as filed with CSA on September 28, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant) VASOGEN INC.

	By:	/s/ Graham Neil
		Name:	Graham Neil
Date: September 28, 2009		Title:	Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Title

99.1

Notice of Special Meetings and Joint Management Information Circular with respect to the proposed arrangement involving Vasogen Inc., 7231971 Canada Inc., 7232004 Canada Inc., Cervus LP and Cervus GP Ltd. and the proposed arrangement and merger of Vasogen Inc., 7231971 Canada Inc. and 7232004 Canada Inc. and IntelliPharmaCeutics Ltd., IntelliPharmaCeutics Corp., 7237081 Canada Inc. and 20090831 Delaware Inc. to form IntelliPharmaCeutics International Inc., dated September 16, 2009, as filed with CSA on September 28, 2009

99.2	Notice of Special Meeting to shareholders of Vasogen Inc., dated September 16, 2009, as filed with CSA on September 28, 2009

99.3	Form of Letter of Transmittal with respect to Common Shares of Vasogen Inc., as filed with CSA on September 28, 2009

99.4	Form of Vasogen Inc Proxy, as filed with CSA on September 28, 2009

99.5	Voting Agreement, dated August 14, 2009 and related amendment, between Patrick Yat, IntelliPharmaCeutics Ltd. and Vasogen Inc., as filed with CSA on September 28, 2009